Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Autocallable Contingent Coupon Equity Linked Securities Based on the Worst Performing of the S&P 500® Index and the Russell 2000® Index Due July-----, 2019

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying indices:	S&P 500® Index and Russell 2000® Index
Pricing date:	April , 2018
Valuation dates:	Quarterly
Maturity date:	July , 2019
Contingent coupon:	1.25% to 1.75% per quarter (5.00% to 7.00% per annum)*, payable quarterly only if the closing level of the worst performing underlying index on the applicable valuation date is greater than or equal to its coupon barrier level. You are not assured of receiving any contingent coupon payments on the securities.
Automatic early redemption:	If the closing level of the worst performing underlying index on any potential redemption date is greater than or equal to its initial index level, the securities will be automatically redeemed for an amount equal to the stated principal amount plus the related contingent coupon payment.
Potential redemption dates:	Each valuation date beginning in October 2018 and ending in April 2019
Coupon barrier / knock-in level:	For each underlying index, 70% of its initial index level
Payment at maturity (if the securities are not earlier automatically redeemed) (in addition to the final contingent coupon payment, if applicable):

For each $1,000 stated principal amount security you hold at maturity:

• If the final index level of the worst performing underlying index on the final valuation date is greater than or equal to its initial index level: $1,000

• If the final index level of the worst performing underlying index on the final valuation date is less than its initial index level and a knock-in event has not occurred: $1,000

• If the final index level of the worst performing underlying index on the final valuation date is less than its initial index level and a knock-in event has occurred: $1,000 × the index performance factor of the worst performing underlying index on the final valuation date

If the final index level of the worst performing underlying index on the final valuation date is less than its initial index level and a knock-in event has occurred, you will receive less than the stated principal amount, and possibly nothing, at maturity. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17324CTT3 / US17324CTT35

Key Definitions

* The actual contingent coupon rate will be determined on the pricing date

Knock-in event:	A knock-in event will occur if the closing level of any underlying index is less than its knock-in level on any trading day during the observation period
Observation period:	The period from but excluding the pricing date to and including the final valuation date
Initial index level:	For each underlying index, its closing level on the pricing date
Final index level:	For each underlying index, its closing level on the final valuation date
Index performance factor:	For each underlying index on any valuation date, the closing level on that valuation date divided by its initial index level
Worst performing underlying index:	For any valuation date, the underlying index with the lowest index performance factor determined on that valuation date

Hypothetical Payment at Maturity(1)
Hypothetical Return of Worst Performing Underlying Index(2)	Hypothetical Payment at Maturity per Security if a Knock-in Event Has Not Occurred	Hypothetical Payment at Maturity per Security if a Knock-in Event Has Occurred
50.00%	$1,000.00	$1,000.00
20.00%	$1,000.00	$1,000.00
15.00%	$1,000.00	$1,000.00
10.00%	$1,000.00	$1,000.00
5.00%	$1,000.00	$1,000.00
0.00%	$1,000.00	$1,000.00
-10.00%	$1,000.00	$900.00
-20.00%	$1,000.00	$800.00
-30.00%	$1,000.00	$700.00
-30.01%	N/A	$699.99
-40.00%	N/A	$600.00
-50.00%	N/A	$500.00
-100.00%	N/A	$0.00

(1) Assumes the securities are not automatically redeemed prior to maturity. Does not include the final contingent coupon payment, if applicable. Does not illustrate how contingent coupon payments may or may not be made over the term of the securities. Each security has a stated principal amount of $1,000.00.

(2) Hypothetical return of worst performing underlying index = hypothetical percentage change from initial index level to final index level of worst performing underlying index on final valuation date

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Amended and Restated Preliminary Pricing Supplement dated April 3, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•    You may lose some or all of your investment. If the securities are not automatically redeemed prior to maturity and a knock-in event has occurred, you will lose 1% of the stated principal amount of the securities for every 1% by which the closing level of the worst performing underlying index on the final valuation date has declined from its initial index level, regardless of the performance of the other underlying index. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•    You will not receive any contingent coupon payment for any quarter in which the closing level of the worst performing underlying index is less than its coupon barrier level on the applicable valuation date.

•    The securities are subject to the risks of both of the underlying indices and will be negatively affected if either underlying index performs poorly, even if the other underlying index performs well.

•    The return on the securities depends solely on the performance of the worst performing underlying index, and you will not benefit in any way from the performance of the better performing underlying index.

•    You will be subject to risks relating to the relationship between the underlying indices. The less correlated the underlying indices, the more likely that any one of the underlying indices will perform poorly. The securities will be adversely affected if either underlying index performs poorly, regardless of the performance of the other.

•    The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupon payments.

•    The securities offer downside exposure, but no upside exposure, to the underlying indices.

•    The securities are particularly sensitive to volatility of the underlying indices. Whether a contingent coupon will be paid, whether the securities are automatically redeemed and whether you are repaid your principal at maturity depend on the closing level of the worst performing underlying index solely on the applicable valuation date. A knock-in event may occur on any single trading day during the observation period.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•    The issuer and its affiliates may have economic interests that are adverse to yours as a result of its and their affiliates’ business activities.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com